OMB

17004761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8- 48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DM Kelly + Company and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Ingersoll Avenue, Suite 300
(No. and Street)

Des Moines	Iowa	50312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciacotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Stockman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. Kelly & Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA LYN CAMPBELL
Commission Number 151829
My Commission Expires
June 15, 20 19

Michelle Stock
Signature

FINOP
Title

Pamela K Campbell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
D.M. Kelly & Company and Subsidiary

We have audited the accompanying consolidated statement of financial condition of D.M. Kelly & Company and Subsidiary (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. The Company's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of D.M. Kelly & Company and its Subsidiary as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition as a whole. The accompanying supplementary information in Schedule 1 is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the consolidated statement of financial condition as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2017

D.M. KELLY & COMPANY AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-10
Supplementary Information:	
Schedule 1 – Broker Dealer Only Statement of Financial Condition	11

D.M. KELLY & COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,267,036
Receivables:	
Clearing organization	6,016,073
Other	56,228
Marketable securities held for sale, at fair value	6,142,239
Note receivable	75,000
Deferred income taxes	162,200
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,051,337	411,573
Other assets	16,009
Total	$ 14,146,358
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 499,782
Payable to clearing organization	4,055,748
Current income taxes	253,756
Other accrued liabilities	244,884
Total liabilities	5,054,170
STOCKHOLDERS' EQUITY	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	688,818
Additional paid-in capital	150,464
Retained earnings	8,216,652
Total stockholders' equity	9,092,188
Total	$ 14,146,358

See notes to consolidated financial statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company conducts business as a broker/dealer in securities and its wholly-owned subsidiary provides investment advisory services (collectively the Company). The Company primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa.

The consolidated financial statement includes the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's marketable securities owned are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and money market funds held with the clearing organization.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions
Commission revenue and related expenses are recorded on the trade date basis. Marketable securities owned are carried at fair value.

Receivable From and Payable to Clearing Organization
The Company clears all customer transactions with a clearing broker/dealer on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing receivable and payable are recorded at their gross amounts in the consolidated financial statements.

Note Receivable and Deferred Compensation
Deferred compensation was issued in connection with a forgivable note receivable to certain employees. Annual payments due under the note receivable are forgiven on each due date if the employee remains with the Company. Deferred compensation expense related to the forgivable note is recognized over the employees' service period and includes one employee's income and payroll tax liability.

Deferred Incentive Payment
The payment received as an incentive to renew the current clearing organization agreement is included in other accrued liabilities and is being recognized as other income over the period covered by the clearing organization agreement.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are depreciated by the straight-line method over 15 years.

Income Taxes
The Company and its subsidiary file a consolidated federal income tax return. Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. Management assesses the Company's income tax positions and records tax benefits based upon an evaluation of the facts, circumstances and information available at the reporting dates. If the Company considers that a tax position is "more-likely-than-not" of being sustained upon examination by tax authorities, it recognizes the tax benefit. As of and for the year ended December 31, 2016, the Company had no material uncertain tax positions that are required to be recorded as a liability.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncement

In May 2014 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The new standard will supersede nearly all existing revenue recognition guidance under U.S. GAAP, with its core principle that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanged for those goods and services. The update will be effective for annual reporting periods beginning after December 15, 2018. Management is currently reviewing the potential impact that adoption of this guidance will have on the Company's consolidated financial statements, but does not expect the update to have a material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU will require the recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those leases currently classified as operating leases. The update will be effective for annual reporting periods beginning after December 31, 2019. Management is currently evaluating the impact of the adoption of this guidance on the Company's consolidated financial statements.

Subsequent Events

In the normal course of preparing the Company's consolidated financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2016) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through February 15, 2017, which is the date the financial statements were available to be issued.

2. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivable from and payable to clearing organization consists of the following as of December 31, 2016.

Receivable from clearing organization:	
Cash in brokerage account	$50,159
Accumulated trading profits	4,139,670
Interest and dividends received	1,569,304
Other	256,940
Total	$6,016,073
Payable to clearing organization:	
Securities purchased	$5,607,179
Margin deposit with clearing organization	(1,551,431)
Total	$4,055,748

2. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION (CONTINUED)

Cash in brokerage account is a required deposit under the clearing organization agreement. The Company clears its customer transactions through another broker dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions net of margin deposits maintained with the clearing broker.

3. SECURITIES OWNED

Marketable securities owned consist of securities held for resale, at fair values. These securities as of December 31, 2016 are summarized as follows:

Common stock	$1,385,838
Bank notes	58,908
State and municipal obligations	4,589,580
Corporate obligations	107,913
Total market securities	$6,142,239

Fair Value Hierarchy - The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured

3. SECURITIES OWNED (CONTINUED)

with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include bank notes, corporate obligations and state and municipal obligations.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company had no assets classified in Level 3 as of December 31, 2016.

There were no changes in the valuation techniques during the year. There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2016.

The balances of assets measured at fair value as of December 31, 2016, are as follows:

	Level 1	Level 2	Level 3	Total
Common stock	$1,385,838	$ -	$ -	$1,385,838
Bank notes	-	58,908	-	58,908
Corporate obligations	-	107,913	-	107,913
State and municipal obligations	-	4,589,580	-	4,589,580
Total assets at fair value	$1,385,838	$4,756,401	$ -	$6,142,239

4. NOTES RECEIVABLE

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. Note receivable and accrued deferred compensation were $75,000 and $190,180 as of December 31, 2016. At December 31, 2016, maturity date of the forgivable note is July 2019, and interest rate is to 4.36%.

5. CAPITAL STOCK

In 2007 and 2009, the Company entered into stock purchase agreements with an employee. Under each agreement, 400 shares of Common Nonvoting stock were issued in exchange for a $94,040 note receivable. The notes mature ten years from their issuance and if the employee is continuously employed, the amount due under the notes receivable are forgiven on their maturity date.

5. CAPITAL STOCK (CONTINUED)

These transactions have been accounted for as a stock grant to the employee. The notes receivable, collateralized by common stock, are considered nonrecourse and the issuance of the stock and the receipt of the note receivable have not been recorded. Annually, compensation expense is recognized over the service period with an offsetting credit to additional paid-in capital.

6. INCOME TAXES

Deferred income tax assets as of December 31, 2016 consist of the following components:

Stock-based compensation	$60,200
Deferred compensation	76,100
Accrued wages to owners	14,600
Other	11,300
Total deferred income tax asset	$162,200

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company reports net capital on an unconsolidated basis without the net assets of its wholly-owned subsidiary. The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2016, 6 2/3% of aggregate indebtedness was $346,719, which exceeded the minimum dollar requirement of $250,000. At December 31, 2016, the Company's net capital was $1,930,443, which was $1,583,724 in excess of its required net capital of $346,719. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 269%.

8. COMMITMENTS

The Company leases its primary office facilities that are located in a building 50% owned by a related party. The Company's lease expired in January 2013 and is now month to month and calls for a monthly base rent and additional amounts for operating expenses.

9. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing

9. OFF-BALANCE-SHEET RISK (CONTINUED)

broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

10. PROFIT-SHARING PLAN

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the profit-sharing is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

11. INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representation and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12. INVESTMENT IN SUBSIDIARY - DMKC ADVISORY SERVICES

The subsidiary's financial information as of December 31, 2016 is summarized as follows:

Assets	$ 233,466
Liabilities	1,663
Net worth	231,803
Net income	98,271

D.M. KELLY & COMPANY

BROKER/DEALER ONLY FINANCIAL INFORMATION

Schedule 1

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,182,256
Receivables:	
Clearing organization	6,016,073
Other	56,228
Marketable securities held for resale, at fair value	6,142,239
Note receivable	75,000
Deferred income taxes	162,200
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,051,337	411,573
Other assets	15,604
Total	$ 14,061,173
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 498,119
Payable to subsidiary	148,281
Payable to clearing organization	4,055,748
Current income taxes	253,756
Other accrued liabilities	244,884
Total liabilities	5,200,788
STOCKHOLDERS' EQUITY	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	688,818
Additional paid-in capital	150,464
Retained earnings	7,984,849
Total stockholders' equity	8,860,385
Total	$ 14,061,173

See Report of Independent Registered Public Accounting Firm